SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 10 January 2007

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F X Form 40-F __

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes _____ No X

  (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached
                       annual report to security holders)

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes _____ No X

    (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:

                                 Yes _____ No X

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CORUS GROUP plc



Date:10 January 2007                          By: Theresa Robinson
                                              Name: Mrs Theresa Robinson
                                              Group Secretariat Co-ordinator

10 January 2007


CORUS GROUP plc

SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification today, that on 5 January 2007 Barclays PLC through the legal entities listed below, had a notifiable interest in 37,218,517 ordinary shares of 50p, representing 3.94% of the issued share capital of Corus Group plc.

----------------------------------------------------------------------- ---------------- ----------------
Legal Entity                                                            Holding          Percentage Held
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Barclays Life Assurance Co Ltd                                                1,599,072            .1691
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Barclays Global Investors Japan Trust & Banking                               1,031,027            .1090
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Barclays Global Investors Australia Ltd                                         357,069            .0378
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Barclays Capital Inc                                                             64,600            .0068
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Barclays Bank Trust Company Ltd                                                     475            .0001
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Barclays Global Investors Japan Ltd                                           3,006,482            .3179
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Barclays Capital Securities Ltd                                               5,956,011            .6297
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Barclays Global Investors, N.A.                                               9,921,426           1.0490
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Barclays Global Investors Ltd                                                11,769,038           1.2443
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Gerrard Ltd                                                                      48,973            .0052
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Barclays Global Investors Canada Ltd                                             69,597            .0074
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Barclays Global Fund Advisors                                                 3,394,747            .3589
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------

----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
                                                                             37,218,517           3.9352
Group Holding
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------

----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------

----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Registered Holder                                                       Account          Holding
                                                                        Designation
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------

----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Bank of New York                                                                                  62,918
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Barclays Capital Nominees Limited                                                                 64,600
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Barclays Capital Nominees Limited                                                              2,645,001
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Barclays Capital Nominees Limited                                                                 64,600
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Barclays Capital Nominees Limited                                                              1,289,343
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Barclays Capital Nominees Limited                                                                857,660
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Barclays Global Investors Canada                                                                  69,597
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Barclays Trust Co & Others                                                                           113
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Barclays Trust Co R69                                                                                362
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
BNP Paribas                                                                                       47,011
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Chase Nominees Ltd                                                                16376          441,286
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Chase Nominees Ltd                                                                20947        3,592,108
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Chase Nominees Ltd                                                                21359          262,769
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Chase Nominees Ltd                                                                28270          265,876
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Chase Nominees Ltd                                                                28270           53,653
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
CIBC Mellon Global Securities                                                                     31,826
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Durlacher Nominees Ltd                                                                         1,099,407
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Greig Middleton Nominees Limited (GM1)                                                               200
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Investors Bank and Trust Co.                                                                       6,984
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Investors Bank and Trust Co.                                                                      15,011
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Investors Bank and Trust Co.                                                                     312,904
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Investors Bank and Trust Co.                                                                      83,196
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Investors Bank and Trust Co.                                                                      97,176
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Investors Bank and Trust Co.                                                                     154,167
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------


Investors Bank and Trust Co.                                                                   1,835,316
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Investors Bank and Trust Co.                                                                     209,378
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Investors Bank and Trust Co.                                                                       5,909
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Investors Bank and Trust Co.                                                                       6,046
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Investors Bank and Trust Co.                                                                     857,285
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Investors Bank and Trust Co.                                                                      56,601
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Investors Bank and Trust Co.                                                                     704,532
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Investors Bank and Trust Co.                                                                   3,982,561
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Investors Bank and Trust Co.                                                                     258,106
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Investors Bank and Trust Co.                                                                      25,082
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Investors Bank and Trust Co.                                                                   2,705,472
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Investors Bank and Trust Co.                                                                      96,432
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Investors Bank and Trust Co.                                                                     251,214
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Investors Bank and Trust Co.                                                                      15,990
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Investors Bank and Trust Co.                                                                     300,557
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan (BGI Custody)                                                           16331           48,274
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan (BGI Custody)                                                           16331          224,983
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan (BGI Custody)                                                           16338           51,516
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan (BGI Custody)                                                           16341          153,829
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan (BGI Custody)                                                           16341          534,182
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan (BGI Custody)                                                           16342          115,137
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan (BGI Custody)                                                           16344           51,639
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan (BGI Custody)                                                           16345           84,555
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan (BGI Custody)                                                           16400        6,644,858
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan (BGI Custody)                                                           17011           15,428
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan (BGI Custody)                                                           18409          828,017
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan Chase Bank                                                                              79,156
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan Chase Bank                                                                             277,913
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan Chase Bank                                                                              13,629
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan Chase Bank                                                                               8,930
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan Chase Bank                                                                               2,802
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan Chase Bank                                                                           1,038,343
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan Chase Bank                                                                              50,674
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan Chase Bank                                                                             498,251
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan Chase Bank                                                                              46,267
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan Chase Bank                                                                              12,614
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan Chase Bank                                                                              23,257
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan Chase Bank                                                                             123,033
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan Chase Bank                                                                              97,830
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan Chase Bank                                                                              90,694
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan Chase Bank                                                                               7,382
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan Chase Bank                                                                             131,699
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
JP Morgan Chase Bank                                                                              29,797
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Master Trust Bank                                                                                681,738
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Mellon Trust - US Custodian/                                                                      31,788
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Mellon Trust - US Custodian/                                                                      74,004
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Mellon Trust of New England                                                                       43,833
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Mitsui Asset                                                                                      16,563
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Morgan Stanley & Co.                                                                              30,468
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Northern Trust Bank - BGI SEPA                                                                    87,060
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Northern Trust Bank - BGI SEPA                                                                   111,342
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
R C Greig Nominees Limited                                                                        37,278
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
R C Greig Nominees Limited a/c AK1                                                                 5,993
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
R C Greig Nominees Limited a/c BL1                                                                 1,371
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
R C Greig Nominees Limited GP1                                                                     3,083
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------


R C Greig Nominees Limited SA1                                                                     1,048
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
State Street Bank & Trust - WI                                                                    33,932
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
State Street Bank & Trust - WI                                                                    84,868
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
State Street Boston                                                                              427,954
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
State Street Boston                                                                               79,364
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
State Street Trust of Canada -                                                                    75,389
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
The Northern Trust Company - U                                                                    31,716
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
The Northern Trust Company - U                                                                    52,984
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Trust & Custody Services Bank                                                                      1,084
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Trust & Custody Services Bank                                                                      3,738
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
Trust & Custody Services Bank                                                                  1,188,981
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------

----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------
                                                                                              37,218,517
Total
----------------------------------------------------------------------- ---------------- ----------------
----------------------------------------------------------------------- ---------------- ----------------

----------------------------------------------------------------------- ---------------- ----------------